SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

Partial and disproportional spinning off of Downstream

(Rio de Janeiro, August 2, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that the Board of Directors approved the prerequisite conditions for the Partial and Disproportional Spinning Off of Downstream Participações Ltda. (“Downstream”) and the Incorporation of the Divested Portion by PETROBRAS. The Board also authorized the convening of an Extraordinary General Meeting of Shareholders on August 30 2005 to examine and approve the matter.

The purpose of the partial and disproportional spinning off of “Downstream”, a privately held company, wholly owned by PETROBRAS and Petrobras International Braspetro B.V. (“PIB BV”), is to segregate 100% (one hundred percent) less one quota of the investment which Downstream holds on its balance sheet in 5283 Participações Ltda.

The Divested Portion to be spun off from Downstream corresponding to 100% (one hundred percent) less one quota of the investment in 5283 Participações Ltda., will be incorporated into PETROBRAS.

With the exception of the Divested Portion, to be transferred to Petrobras, all Downstream’s remaining assets and liabilities, rights and duties shall remain registered in the company’s accounts.

Petrobras, jointly with Downstream, will only assume responsibility for the rights and duties relative to the Divested Portion, for the purposes of adhering to the provisions of sole paragraph to Article 233 of Law 6,404/76.

This spin-off to be followed by incorporation will not imply any alteration in Petrobras’ capital stock and will not have any material impact on the Company’s shareholders. This initiative is designed to reorganize the assets of the company such that its participation in “5283”, an asset related to the international area, is segregated from Downstream’s other assets linked to the domestic activities of the Company’s downstream business unit.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.